Filed by JX Holdings, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)
Dated November 18, 2016

Explanation on the Business Integration

with TonenGeneral Sekiyu K.K.

JX Holdings, Inc.

Stock code: 5020

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■ Introduction

Thank you very much for your continued support.

In order to ensure that you gain a better understanding of the Business Integration with TonenGeneral Sekiyu K.K., this material elaborates the overview of the Company after the business integration and corporate philosophy and business strategies of the Integrated Group, as well as questions that have been frequently asked by the shareholders in relation to the Business Integration and answers to such questions.  We would appreciate it if you could read through this material together with the enclosed “Convocation Notice of the Extraordinary General Meeting of Shareholders” and understand the Business Integration.

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■ Overview of the Business Integration

1. Overview of the Integrated Holding Company and the Integrated Energy Company

(1)	The overview of the Integrated Holding Company on the business integration date (scheduled to be April 1, 2017) is as follows.

Corporate name:	JXTG Holdings, Inc.
Location of the head office:	1-2 Otemachi, 1-chome, Chiyoda-ku, Tokyo
Paid-in capital:	100 billion yen
Total number of issued shares:
3,424,268 thousand shares (scheduled)
-  Although total number of issued shares of the Company is currently 2,495,485 thousand shares, 928,782 thousand shares will be newly issued which accompanies the Business Integration.

Fiscal year-end:	March 31
Stock exchange on which the Company’s stock is traded:	Tokyo and Nagoya
Shareholder Registry Administrator:	Sumitomo Mitsui Trust Bank, Ltd. - There will be no change from the current shareholder registry administrator.

(2)	The overview of the Integrated Energy Company on the business integration date (scheduled to be April 1, 2017) is as follows.

Corporate name:	JXTG Nippon Oil & Energy Corporation
Location of the head office:	1-2 Otemachi, 1-chome, Chiyoda-ku, Tokyo
Paid-in capital:	30 billion yen
Fiscal year-end:	March 31

  There will be no change to the corporate names of JX Nippon Oil & Gas Exploration Corporation and JX Nippon Mining & Metals Corporation.

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2. Structure of the officers after the Business Integration (scheduled on April 1, 2017)

(1) The Integrated Holding Company (JXTG Holdings, Inc.)

Representative Director and Chairman of the Board	Yasushi Kimura	(Representative Director and Chairman of the Board of JX Holdings, Inc.)
Representative Director and President	Yukio Uchida	(Representative Director and President of JX Holdings, Inc.)
Representative Director and Executive Vice President	Jun Mutoh	(Representative Director and President of TonenGeneral Sekiyu K.K.)
Director and Executive Vice President	Junichi Kawada	(Director and Executive Vice President of JX Holdings, Inc.)
Director and Senior Vice President	Yasushi Onoda	(Senior Managing Director of TonenGeneral Sekiyu K.K.)
Director and Senior Vice President	Hiroji Adachi	(Director and Senior Vice President of JX Holdings, Inc.)
Director and Senior Vice President	Kunimitsu Oba	(Director and Senior Vice President of JX Holdings, Inc.)
Director and Executive Officer	Katsuyuki Ota	(Director and Executive Officer of JX Holdings, Inc.)
Director (Part-time)	Tsutomu Sugimori	(Director (Part-time) of JX Holdings, Inc. and Representative Director and President of JX Nippon Oil & Energy Corporation)
Director (Part-time)	Takashi Hirose	(Representative Director and Vice President of TonenGeneral Sekiyu K.K. and President of EMG Marketing Godo Kaisha)
Director (Part-time)	Takeshi Kurosaki	(Director (Part-time) of JX Holdings, Inc. and Director and Executive Vice President of JX Nippon Oil & Energy Corporation)
Director (Part-time)	Shunsaku Miyake	(Director (Part-time) of JX Holdings, Inc. and Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation)
Director (Part-time)	Shigeru Oi	(Director (Part-time) of JX Holdings, Inc. and President & Representative Director, Chief Executive Officer of JX Nippon Mining & Metals Corporation)
Outside Director	Hiroshi Komiyama	(Outside Director of JX Holdings, Inc.)
Outside Director	Hiroko Ota	(Outside Director of JX Holdings, Inc.)
Outside Director	Mutsutake Otsuka	(Outside Director of JX Holdings, Inc.)
Outside Director	Seiichi Kondo	(Outside Director of JX Holdings, Inc.)
Outside Director	Yoshiiku Miyata	(Outside Director of TonenGeneral Sekiyu K.K.)
Full-time Corporate Auditor	Tadashi Ohmura	(Full-Time Corporate Auditor of JX Holdings, Inc. and Corporate Auditor (Part-time) of JX Nippon Oil & Energy Corporation)
Full-time Corporate Auditor	Takashi Setogawa	(Full-Time Corporate Auditor of JX Holdings, Inc. and Corporate Auditor (Part-time) of JX Nippon Oil & Energy Corporation)

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Full-time Corporate Auditor	Yoji Kuwano	(Corporate Auditor of TonenGeneral Sekiyu K.K.)
Outside Corporate Auditor	Toshinori Kanemoto	(Outside Corporate Auditor of JX Holdings, Inc.)
Outside Corporate Auditor	Naomi Ushio	(Outside Corporate Auditor of JX Holdings, Inc.)
Outside Corporate Auditor	Nobuko Takahashi	(Outside Corporate Auditor of TonenGeneral Sekiyu K.K.)
Outside Corporate Auditor	Seiichiro Nishioka	(Outside Corporate Auditor of JX Holdings, Inc.)

Current titles are indicated in parentheses.

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(2) JXTG Nippon Oil & Energy Corporation

Representative Director and President	Tsutomu Sugimori	(Representative Director and President of JX Nippon Oil & Energy Corporation and Director (Part-time) of JX Holdings, Inc.)
Representative Director and Executive Vice President	Takashi Hirose	(Representative Director and Vice President of TonenGeneral Sekiyu K.K. and President of EMG Marketing Godo Kaisha)
Director and Executive Vice President	Takashi Noro	(Director and Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Executive Vice President	Satoshi Arishige	(Representative Director and President of JX Nippon Real Estate Corporation)
Director and Senior Vice President	Tomohide Miyata	(Senior Managing Director of TonenGeneral Sekiyu K.K.)
Director and Senior Vice President	Hiroyuki Sato	(Director and Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Kiyoshi Hanaya	(Director and Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Susumu Hara	(Director and Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Yuji Saita	(Managing Director of TonenGeneral Sekiyu K.K.)
Director and Senior Vice President	Yoshikazu Yokoi	(Managing Director of TonenGeneral Sekiyu K.K.)
Director and Senior Vice President	Jinichi Igarashi	(Director and Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Satoshi Taguchi	(Director and Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Yutaka Kuwahara	(Director and Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Hiroyuki Yokota	(Director of TonenGeneral Sekiyu K.K., President of Tonen Chemical Corporation and Chairman of the Board of NUC Corporation)
Director and Senior Vice President	Yasuhiko Oshida	(Director of TonenGeneral Sekiyu K.K.)
Director and Senior Vice President	Hitoshi Kato	(Senior Vice President of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Junichi Iwase	(Executive Officer of JX Nippon Oil & Energy Corporation)
Director and Senior Vice President	Toshiya Nakahara	(Executive Officer of JX Nippon Oil & Energy Corporation)
Full-time Corporate Auditor	Nagayasu Matsuzawa	(Full-time Corporate Auditor of JX Nippon Oil & Energy Corporation)
Full-time Corporate Auditor	Hirokazu Matsuo	(Full-time Corporate Auditor of JX Nippon Oil & Energy Corporation)
Full-time Corporate Auditor	Shinichiro Nakano	(Full-time Corporate Auditor of JX Nippon Oil & Energy Corporation)
Full-time Corporate Auditor	Shinkichi Zoshima	(Executive Financial Advisor of EMG Marketing Godo Kaisha)

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Corporate Auditor (Part-time)	Takashi Setogawa	(Corporate Auditor (Part-time) of JX Nippon Oil & Energy Corporation and Full-Time Corporate Auditor of JX Holdings, Inc.)

Current titles are indicated in parentheses.

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3.	Philosophy of the Integrated Group

Taking advantage of the Business Integration, new “philosophy” of the Integrated Group was formulated.

As described below, the “philosophy” of the Integrated Group consists of “mission” which represents the meaning of existence as a corporate group and a role in society and “our five core values” that will serve as a foothold for the officers and employees in conducting business operations.

(1)	Mission

Harnessing the Earth’s power for the common good and for the day-to-day life of each individual, we will contribute to the development of our communities and help to ensure a vibrant future through creation and innovation in energy, resources, and materials.

(2)	Our five core values

(i) As a member of the community

“High ethical standards”:	Based on our core principles of integrity and fairness, we conduct all of our business activities in accordance with our high ethical standards.

“Health, safety, and environment”:	We give the highest priority to health, safety and environmental initiatives, which are vital to the well-being of all living things.

(ii) Supporting day-to-day life

“Focus on customers”:	We strive to meet the expectations and evolving needs of our valued customers and of society as a whole through the stable provision of products and services while creating new value as only we can.

(iii) For a vibrant future

“Taking on challenges”:	Taking changes in stride, we rise to the challenge of creating new value while seeking innovative solutions for today and tomorrow.

“Moving forward”:	Looking to the future, we continue to grow, both as individuals and as a company, through the personal and professional development of each and every employee.

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4. Business strategies of the Integrated Group

Immediate business strategies after the Business Integration will be as follows:

(1) Integrated Group

a.
The Integrated Group will realize the integration synergy to the maximum extent at an early date, and will also conduct thorough structural reforms with zero-base thinking for the near term in order to enhance its competitiveness as a whole.

b.
The Integrated Group will focus on the improvement of its financial structure and proceed with control of investment, sale of unnecessary assets, and thorough reduction of working capital in the aim of generating more cash flow and improving its balance sheet , whereby the Integrated Group will increase resilience against the risk and solidify the foundation for its future growth.

c.
The Integrated Group will also focus on midstream and downstream businesses overseas, including the Asia-Pacific region, where further development is expected in the future. These initiatives will be an initial step toward the growth of the Integrated Group.  At the same time, the Integrated Group will develop new businesses related to electricity and new energy as well as technology-based businesses, centered on high performance materials utilizing the existing technologies held by the Integrated Group, and this will achieve a balanced business portfolio including upstream, midstream and downstream businesses.

d.
With respect to investment, the Integrated Group will level out investment timing, set priorities on investment projects, and strategically execute and select investment.  By implementing these measures, the Integrated Group will place more emphasis on risk management and establish a management system capable of implementing capital efficiency-oriented strategies for investments and business portfolios so the Integrated Group can appropriately respond to changes in the business environment surrounding it.

(2) Energy business

a.
While maintaining safe operations and stable supply, the Integrated Group will streamline and rationalize its entire supply chain, and thoroughly transform its business structure, thereby achieving a more resilient business foundation.

b.
The Integrated Group will realize and maximize integration synergies of the business integration through continuous business transformation of the petroleum refining and sales and chemical businesses, which will continue to be core businesses and “earnings powerhouses” of the Integrated Group in the future.

c.
With stronger business bases, the Integrated Group will develop and enhance next generation businesses of the group, such as overseas businesses, electricity, gas, new energy, lubricants, and specialty chemicals that will be mainstays of the future.

(3) Oil and natural gas exploration and production business

a.
The Integrated Group will optimize its portfolio through concentration in core competence.  New investments in the oil and natural gas E&P business are made in principle within the range of cash flow generated from such business.

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b.
With respect to oil and gas fields under development and production, the Integrated Group will focus on cost reduction and steadily implement those oil and gas projects, with full attention to safety and the environment.

c.
The Integrated Group will focus on the acquisition of technologies in the areas where it can exert the knowledge and strength it has accumulated to date, including CO2-EOR* technology and development technology for deep-water oil and gas fields.

*
“CO2-EOR technology” is a technology whereby carbon dioxide released from electric power plants is injected into a deep underground oil reservoir to enhance oil recovery, as well as carbon dioxide is deposited in the ground to mitigate its emissions into the atmosphere.

(4) Metals business

a.
In its upstream business, the Integrated Group will refrain from investing in new upstream businesses for the time being, while focusing on the stable operation and cost reduction of the existing business, whereby it will dedicate all it strength to profit improvement.

b.
In its copper smelting and refining business, the Integrated Group will establish safe and stable operation of refineries and make efforts to strengthen cost competitiveness by increasing efficiency thoroughly.

c.
In its electronic materials business, the Integrated Group will distribute niche and high-performance products to global markets by utilizing competitive technology, and maintain and expand its earning capacity.  In addition, the Integrated Group will make efforts to develop technology and markets for the coming “Internet of things” society.

d.
In its recycling and environmental services business, the Integrated Group will strengthen its domestic and overseas collecting network and expand the business in order to contribute to the development of a recycling-oriented society.

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5.	Management objectives of the Integrated Group

The Integrated Group will prepare the long-term vision and medium-term management plan for three years by April 2017.  The Integrated Group has set a financial goal as below that will serve as a base for such vision and plan.

In light of the International Financial Reporting Standards (IFRS) to be applied by the Company from consolidated financial statements on Yuho Reporting for the accounting period ending March 2017, the financial goal will be replaced by figures based on the IFRS.  The new figures will be disclosed as a financial goal in the medium-term management plan around April 2017.

Adjusted consolidated before-tax ordinary income for FY2019*1	500 billion yen or more
Consolidated return on equity for FY2019*2	10% or more
Consolidated net debt-to-equity ratio for FY2019*3	0.9 times or less
Consolidated free cash flows; accumulated total from FY2017 to FY2019	500 billion yen or more

*1	Ordinary income excluding an impact on inventory resulting from changes in crude oil prices

*2	Return on equity = Profit attributable to owners of parent ÷ Equity capital

*3	Net interest bearing debt equity coverage ratio = (Interest bearing debt – Cash equivalent) ÷ Equity capital

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6.	Integration synergies

The Integrated Group will aim to achieve in excess of 100 billion yen in profit improvements within three years after the Business Integration.

The detailed breakdown of the goals is as below.  In order to achieve further profit improvements, the Integrated Group will also consider refinery closure and implement it at an early date.

(Breakdown)

Segment	Integration synergies (unit: billion yen)	Measures to create major integration synergies
Supply, distribution and sales	28	•	Optimization of crude purchase operation
		•	Optimization of distribution network efficiency, and other items
Manufacturing	40	•	Profit improvement through the integrated operation of a refinery and chemical plants in the Kawasaki area
		•	Energy savings and maintenance cost reduction through use of best practices of two companies, and other items
Procurement	15	•	Reduction of procurement costs for construction materials, catalysts, and other items
Other areas	17	•	More efficient operation with ERP system

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7.	Integrated Holding Company’s policy for distributions to shareholders

Based on the recognition that the distributions to shareholders of the Integrated Holding Company is one of the most important management priorities, the Company which will become the Integrated Holding Company will continue to pay stable dividends, which will be determined with actual results and the outlook for mid-term consolidated performance. Furthermore, to determine the shareholder distribution level, the Integrated Holding Company will take into account the maintenance of its resilient financial structure, investment plan and cash flow outlook.

As a near-term policy for distributions to shareholders, the Integrated Holding Company will maintain the distribution level of 16 yen per share per year currently paid by the Company, and also will look for ways to increase the shareholder distribution by increasing its earning capacity.  To this end, the Integrated Holding Company may consider buying back its own stock in addition to a dividend increase.

Expected dividends for the fiscal year 2017 will be announced along with the long-term vision and mid-term management plan of the Integrated Group.

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■ Frequently Asked Questions and Answers (Q&A)

Q1.	Please explain the process of the Business Integration.

A1.
First, through the share exchange of TonenGeneral common stock held by shareholders of TonenGeneral and common stock to be newly issued by the Company, the Company will acquire all of shares of TonenGeneral.  As a result of such share exchange, TonenGeneral will become a wholly-owned subsidiary of the Company, and the current shareholders of TonenGeneral will become shareholders of the Company.  (Step 1)

Next, through the absorption of TonenGeneral by JXE, the two companies will be integrated and the Integrated Energy Company will be established.  (Step 2)

Listed stocks, loans, bonds, debts and others that JXE succeeded from TonenGeneral through Step 2 above will be succeeded by the Company, who will play a role in managing them, from JXE through an absorption-type company split.

This process is scheduled to take place on April 1, 2017.

Q2.	After the Business Integration, what will happen to common stock of the Company held by shareholders of the Company?

A2.
After the Business Integration, there will be no change to the number of shares of the Company common stock held by each shareholder.  In addition, the Company’s name will be changed to “JXTG Holdings, Inc.” on the Business Integration date, but the stock code will remain unchanged from the current code “5020.”

Q3.	In connection with the Business Integration, will there be any day on which the Company common stock can no longer be traded?

A3.	No, there will be no such a day. Shareholders will be able to trade the Company common stock on trading days as usual.

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Q4.	In connection with the Business Integration, do shareholders of the Company need to perform any particular procedures, such as filing and application?

A4.	In connection with the Business Integration, there is no need for shareholders of the Company to perform procedures, such as filing and application.

Q5.	How much will the year-end dividend for the current term (from April 1, 2016 to March 31, 2017) be?

A5.	The year-end dividend for the current term is expected to be eight yen per share.

Q6.	What will happen to dividends from next term?

A6.
With respect to the policy for distributions to shareholders, on the premise that the Company’s current dividend level of 16 yen per share annually will be maintained, the Company will aim to pile up return of profits through the enhancement of earning capacity of the Integrated Group.  Expected dividends for the period ending March 2018 will planned to be announced around April 2017.

Q7.	Will the shareholder registry administrator be changed?

A7.	No, it will not be changed. Sumitomo Mitsui Trust Bank continues to be the shareholder registry administrator.

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<Contact for address change, requests for sale or purchase of shares less than one unit and other matters>

Please contact a securities company where your have your account.

With respect to shares that are managed in the special account for the reason that stock certificates were not put in store in the account of a securities company when the electronic share certificate system was introduced or other reasons, please contact Sumitomo Mitsui Trust Bank, Limited who is a management institution for special account.

For inquiries regarding this matter, please contact the shareholder registry administrator specified below.

<Payment of unpaid dividends>

Please contact the shareholder registry administrator specified below.

<Contact (Shareholder Registry Administrator)>

Sumitomo Mitsui Trust Bank, Limited, Stock Transfer Agency Department

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063

Telephone:  0120-782-031 (toll free)

[Open from 9:00 a.m. ~ 5:00 p.m.]

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